650 Page Mill Road Palo Alto, CA 94304-1050

PHONE 650.493.9300 FAX 650.493.6811

www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-001

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO CERTAIN PORTIONS OF THIS LETTER, AS IDENTIFIED BY THE MARK “[***]” AND BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

October 15, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kevin L. Vaughn, Accounting Branch Chief
Kate Tillan, Assistant Chief Accountant

Re:	Spreadtrum Communications, Inc.
Form 20-F for the fiscal year ended December 31, 2009
Filed May 7, 2010
File No. 001-33535

Ladies and Gentlemen:

On behalf of Spreadtrum Communications, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 25, 2010 (the “Comment Letter”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 and filed with the Commission on May 7, 2010, as amended (the “2009 Form 20-F”).1

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company is requesting confidential treatment for selected portions of this letter, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions for which the Company is requesting confidential treatment.

[1]	The Comment Letter was received and acknowledged by the Company on September 27, 2010.

AUSTIN    NEW YORK    PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, D.C.

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-001

Securities and Exchange Commission

October 15, 2010

For the Staff’s convenience, we are providing by overnight delivery to the Staff a copy of this letter. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response. The numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter.

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 69

1.	On Page 71, you disclose that you recorded inventory write downs of $5.5 million and $9.1 million in 2009 and 2008. Please explain whether and how the inventory write-downs have taken into account internal reports from marketing and sales with respect to forecasted sales. Discuss the type of information you obtained regarding inventory levels at customers or in the distribution channel. Finally, address when and what communications there have been with suppliers regarding reductions in orders.

RESPONSE: The Company respectfully advises the Staff that the inventory write downs have taken into account internal reports from marketing and sales with respect to forecasted sales. The Company maintains a quarterly process to review and evaluate the forecasted sales information from its marketing and sales department in assessing inventory recoverability and in determining any potential inventory write downs. The Company’s marketing and sales department prepares a sales forecast report which covers forecasted sales ranging from two to four quarters for each of its products. The report is updated on a weekly basis and also used for the Company’s operational management purposes. In preparing the sales forecast report, the marketing and sales department engages in regular communications with the Company’s customers, including its distributors, to obtain information on its customers’ inventory levels, purchase plans, views and insights on market trends and product development. Any surplus and slow-moving products identified by the Company’s marketing and sales department are evaluated by Company management and inventory write downs are recorded as appropriate.

The Company supplementally advises the Staff that it maintains regular communications with its service providers and adjusts its purchase plans and purchase orders based on forecasted sales as necessary. The Company outsources its manufacturing, assembling and testing to third party semiconductor manufacturing service providers, who also supply the materials necessary to manufacture the Company’s products. The lead time required by the Company’s manufacturers is generally longer than the lead time the Company requires to deliver products to its customers. Therefore, to ensure availability of the Company’s products to its customers, the Company engages its manufacturers to start manufacturing, assembling and testing the Company’s products based on the sales forecasts. Such forecasts are based on information provided by the Company’s customers in advance of the Company’s receipt of sales orders from them. The Company does not have long-term agreements with its manufacturers and typically procures services on a purchase order basis. Although purchase orders, when placed, generally may not be cancelled, given the lengthy semiconductor production process and as agreed with the Company’s manufacturers, the Company has some flexibility to terminate the remaining production process without incurring any additional manufacturing costs when the products being manufactured are no longer supported by forecasted sales. If the Company terminates the production process as such, the Company would accrue any costs payable to its manufacturers for materials and services incurred to date as additional cost of sales.

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-001

Securities and Exchange Commission

October 15, 2010

2.	Please quantify for us the remaining balance of inventory items previously written-down or written-off as of December 31, 2008 and 2009 and tell us the significant components of that balance. Explain when and how you plan on disposing of any parts or products that were reserved. Explain whether there were any sales of these products in 2008 and 2009 and the impact, if any on your gross profit.

RESPONSE: In response to the Staff’s comment, the Company has prepared the following roll forward schedule summarizing the movement of inventory write-downs for the years ended December 31, 2008 and 2009 and for the six months ended June 30, 2010. The write-downs covered 100% of the inventory cost; as such, these write-down amounts reflect the cost basis of the written down inventory:

Balances of inventory written-down (US$)
As of December 31, 2007	1,883,295
Inventory write-downs	9,052,893
Removal of write-down inventory balance in connection with inventory discarded at zero proceeds	(1,034,661)
Removal of write-down inventory balance that were sold with proceeds of US$19,838	(443,427)

As of December 31, 2008	9,458,100

Inventory write-downs	5,432,673
Removal of write-down inventory balance that were sold with proceeds of US$14,320	(366,357)

As of December 31, 2009	14,524,416

Inventory write-downs	1,423,760
Removal of write-downs inventory balance that were sold with proceeds of US$9,846	(249,718)

As of June 30, 2010	15,698,458

The inventory items previously written down mainly included earlier generation semiconductor chips and wafers relating to obsolete and older types of products which were phased out during 2008 and 2009. Given the severe economic downturn, there was little demand for the scrapped materials during 2008 and 2009. The Company is seeking to dispose of the written down inventory items in the second half of 2010 or early 2011 as scrapped chips and wafers to third party trading companies engaged in the scrapped material recovery business. Because the Company is generally not able to reliably estimate the amount or the exact timing of such sales, write-downs have generally been at 100% of inventory cost. Historically, the Company has only been able to recover nominal value from such sales (i.e., at prices generally less than 5% of the original cost of the inventory). The Company will provide disclosures on the release of the inventory write-downs (i.e., gross margin impact and sales proceeds received), where material, in the Company’s Form 20-F for the year ended December 31, 2010.

In connection with prior sales of the written-down inventories in 2008, 2009 and the first half of 2010, the Company recognized increased gross profit in amount of US$19,838, US$14,320 and US$9,846 for the years ended December 31, 2008 and 2009 and for the six months ended June 30, 2010, respectively.

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-001

Securities and Exchange Commission

October 15, 2010

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-17

3.	You disclose that most of your revenue arrangements do not include rights of return, credits or discounts, rebates, price protection or similar privileges. Please tell us the nature and terms of your revenue arrangements where these terms do exist and your associated revenue recognition policies. Please also explain the nature of the free products you offer and how you measure the associated cost of those products.

RESPONSE: The Company respectfully advises the Staff that for the years ended December 31, 2008 and 2009, except for the right of return during the quality inspection period and the sales rebate in terms of free goods granted to certain distributors or customers (collectively, the “customers”) as discussed below, the Company’s revenue arrangements with customers do not include any credits or discounts, price protection or other similar privileges.

Beginning the fourth quarter of 2009, the Company granted to certain key customers either a 30-day or 60-day quality inspection period. During the quality inspection period, if the products shipped failed the quality inspection, these customers have the right to return all products and cancel the sales order. The Company has analyzed the acceptance provisions of its customer contracts and concluded that when the products are delivered, the Company has not satisfied all of the revenue recognition criteria because some products may be returned during the quality inspection period. Accordingly, as disclosed on Page F-18 of the 2009 Form 20-F, the Company defers the revenue recognition during the inspection period until the acceptance is obtained. In the event that neither an acceptance note nor a denial note is received, revenue and cost of sales are deferred and are only recognized when the contractual quality inspection period expires.

The Company offers a sales rebate to certain key customers when a pre-determined sales target is met by the customer. The sales rebate is in the form of free products as disclosed on Page F-18 of the 2009 Form 20-F. The Company recognizes the cost associated with the free products expected to be delivered as cost of sales when revenue is recognized. The Company has only offered semiconductor chips as free products. The cost of free products is measured based on inventory costs associated with such products and is comprised of direct material and, where applicable, direct labor costs and overhead incurred. For the years ended December 31, 2008 and 2009, cost of such free products recognized in cost of sales amounted to US$955,000 and US$595,000, or 1.4% or 0.9% of the Company’s total cost of sales, respectively.

Beginning the third quarter of 2010, the Company started to offer cash rebates to certain key customers when a pre-determined sales target is met by the customer. The Company recognizes the cash rebate as a reduction of revenue proportionate to the customer’s expected future purchase level.

In response to the Staff’s comment, the Company respectfully advises the Staff that the following disclosure regarding the Company’s revenue recognition policy and cash rebates will be included in the Company’s Form 20-F for year ended December 31, 2010:

“The Company offers cash rebates to certain customers when a pre-determined sales target is met by the customer. The Company recognizes the cash rebate as a reduction of revenue proportionate to the customer’s expected future purchase level.”

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-001

Securities and Exchange Commission

October 15, 2010

4.	Please tell us whether you sell directly to distributors and the percentage of revenues recognized in each year related to sales to distributors. Explain to us the significant terms of your revenue arrangements with your distributors and your related revenue recognition policies.

RESPONSE: The Company respectfully advises the Staff that for the years ended December 31, 2008 and 2009, the Company’s revenue attributed to sales to distributors as a percentage of total revenue was 35% and 43%, respectively.

The Company does not distinguish between sales to distributors or customers in terms of its revenue arrangement and related revenue recognition policies. The terms of the Company’s revenue arrangements with its distributors and related revenue recognition policies are the same as those for other customers and the Company does not offer special or different terms to distributors. Significant terms of the Company’s revenue arrangements with distributors include: (a) the ownership and risks of the products are transferred to the distributor from the date of delivery and (b) a 30-day or 60-day quality inspection period granted to certain distributors (please see the Company’s response to the Staff’s comments No. 3 and No. 7). There are no other rights of return or other rights granted to customers, including distributors. In addition, the quality inspection period does not apply to end users that the distributors sell to and the Company does not have any relationship or obligations to such end users.

For the purpose of the Company’s annual filings and disclosures, both distributors and customers are referred to collectively as “customers.” As disclosed in page F-18 of the 2009 Form 20-F, the Company (i) enters into a master agreement with its customers, which specifies general terms and condition or (ii) obtains purchase orders, which specify the key terms of individual orders, such as quantity and price. For revenue arrangements that do not include rights of return, credits or discounts, rebates, price protection or similar privileges, the Company records revenue when products are delivered to and accepted by the customers as there are no future remaining obligations. For revenue arrangement with the right of return during the quality inspection period and the sales rebate in terms of free products, the Company respectfully refers the Staff to the above response to the Staff’s comment No. 3 for the respective revenue recognition policies.

5.	We note from your disclosures on pages F-13 and F-15 that you hold a note receivable from one customer and that notes receivable are “typically non-interest bearing and have maturities of less than six months.” Please describe to us the specific terms for the notes receivable recorded at December 31, 2009. Describe how the payment terms of the note receivable differ from the payment terms on accounts receivable. Tell us how you consider the different payment terms for the note receivable in assessing when to recognize revenue on the related transaction. Finally, explain to us the circumstances that result in you requesting a note from the customer for payment.

RESPONSE: The Company respectfully advises the Staff that the Company’s note receivable as of December 31, 2009 refers to bank acceptance notes. The Company accepts bank acceptance notes from its customers in China in the normal course of business. The notes are issued by the banks to the customers and are a common payment method in China. Such notes are typically non-interest bearing and have maturities of less than six months. At maturity, the Company, being the holder of the note, will

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-001

Securities and Exchange Commission

October 15, 2010

receive the stated amount from the issuing bank. Alternatively, the Company may discount the notes with banks in China or endorse the notes to its suppliers in payment of its accounts payable. So far, the Company has held the bank acceptance notes for payments from the issuing banks at maturities and has not discounted to banks nor endorsed to suppliers.

The Company considers the main differences between the notes receivables and accounts receivable are that bank acceptance notes are (i) backed by the creditworthiness of the issuing bank rather than the customers and (ii) easily transferable. The Company considers the bank acceptance notes as one means of settlement from its customers amongst cash or accounts receivables and does not believe such notes impact the Company’s assessment of revenue recognition. The Company applies the same revenue recognition criteria on notes receivable as it does on accounts receivables, except that the Company has not historically suffered any losses or provided any allowance against the bank acceptance notes given the higher credit quality of the issuing banks. The Company treats notes receivable the same way as account receivables and includes the change of the notes receivables as operating items in the statement of cash flows.

The Company typically requires the use of bank acceptance notes when dealing with new customers whose credit ratings are relatively low. For the year ended December 31, 2009, revenue settled by such notes was approximately US$2.5 million and represented 2.4% of total revenue. For the year ended December 31, 2008, the Company did not receive any bank acceptance notes.

Government subsidies, page F-18

6.	We note that you recognize government grants when there is “reasonable assurance” that you will comply with the required conditions, etc. Please tell us how you define reasonable assurance and how you considered U.S GAAP under which income is generally recognized only when it is “probable” that you will meet all of the required conditions.

RESPONSE: The Company respectfully advises the Staff that government subsidies are recognized as reduction of expenses or assets only when the Company has complied with the conditions attached to the subsidies and collection of proceeds is probable. Given the inherent uncertainties involved in the collection of payment from the local government, the Company generally considers the collection probable only when payment is received from the government. In response to the Staff’s comment, the Company will clarify its accounting policy on government subsidies in its Form 20-F for year ending December 31, 2010 by including the following disclosure:

“Government subsidies related to expense items are recognized as a reduction of the relevant expense in the same period as those expenses are incurred. Government subsidies related to depreciable assets are recognized as a reduction to the carrying value of the related assets. Government subsidies are originally recorded as liabilities when received and then are recognized as reduction of expense or asset when the Company has complied with the conditions attached to the subsidies and collection of proceeds is probable.”

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-001

Securities and Exchange Commission

October 15, 2010

Inventories, page F-25

7.	Please tell us the nature of the item, ‘Deferred cost’ of $4,143,695 as of December 31, 2009 and how you are accounting for this amount.

RESPONSE: The Company respectfully advises the Staff that beginning the fourth quarter of 2009, the Company granted to certain key customers either a 30-day or 60-day quality inspection period during which the customers have the right to return and cancel the sales order. “Deferred cost” represents the products shipped to the customer for which the revenue is deferred until the acceptance is obtained. In the event that neither an acceptance note nor denial note is received, revenue is recognized and deferred cost is transferred to cost of goods sold when the contractual quality inspection period expires (“Deemed Acceptance”). The Company respectfully refers the Staff to the above response to the Staff’s comment No. 3 in relation to the Company’s revenue recognition policy of such arrangement.

The deferred costs are stated at cost and included in the Company’s inventory balance. The deferred costs will be transferred to cost of goods sold upon customer acceptance or Deemed Acceptance within 30 to 60 days. As disclosed on page F-15 of the 2009 Form 20-F, the Company periodically assesses the recoverability of the deferred costs and provides reserves against deferred cost balances when recovery of deferred costs is not probable. Recoverability is evaluated based on various factors including the customer’s payment schedule and status of customer acceptance.

Note 7. Acquired Intangible Assets, Net, page F-27

8.	With respect to your $3.0 million loss provision and $0.5 million impairment charge in 2008, as discussed on pages F-28 and F-32, please respond to the following:

•	Please tell us the significant terms of the agreement with a third party to acquire certain technology.

•	Please tell us how much of the $10 million you have paid and when. Tell us the nature of these payments.

•	For any amounts not yet paid, provide us with a schedule of remaining payments, including guaranteed royalties, under the agreement.

•	Tell us the amount of underlying revenues in 2008 and 2009 related to the products incorporating this technology for which you owe royalties. Explain to us how you are using this technology.

•	Please explain the nature of the significant assumptions underlying your valuations used to determine the amount of the loss.

•

Please explain why you classified $3 million of the loss as a provision for loss commitment and $0.5 million against other long-term assets. Tell us where you recorded the provision of $3 million on your balance sheet and where you recorded the debit for $0.5 million.

•

Please tell us what technology you received in 2009 and the method and significant assumptions you used to value the asset. Please tell us how you have recorded the asset and the provision in your balance sheet.

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-001

Securities and Exchange Commission

October 15, 2010

RESPONSE: In response to Staff comments, the Company has prepared a summary of events, analysis and the accounting conclusions reached by the Company as follows:

1.	Background of the transaction

[******] On [******], the Board of Directors of the Company authorized management to enter into a technology transfer and licensing agreement with a certain licensor (the “Licensor”). On [******], the Company entered into a technology transfer and licensing agreement (the “Original Agreement”) with the Licensor, according to which the Licensor would license and transfer certain [******] technology to the Company and would provide the Company with certain integration, testing and other engineering support as necessary to implement the technology over the term of the Agreement. Subsequently, the Licensor and the Company mutually agreed to amend the Original Agreement on [******], where the amendment delayed the original technology delivery time table (“MS”) and the Company’s payment schedule, respectively (the “Amendment,” and together with the Original Agreement, the “Agreements”). In short, the Agreements would allow the Company to own intellectual property (“IP”) of [******] technology, which the Company planned to incorporate into its [******] products, consistent with the Company’s business strategy at that time.

2.	Significant terms of Original Agreement and subsequent amendment

A summary of key terms of the Agreements are set forth below. The Company respectfully advises the Staff that the Company has previously filed the Agreements as Exhibits to the periodic reports and confidential treatment has been granted with respect to certain terms and provisions of the Agreements.

(a) Deliverables (Statement of Work or “SOW”)

[******]

* The actual delivery time complies with the Amendment.

(b) License Fee and Payment Schedule

[******]

* Review period: [******] period commencing on the date the Updated Software is delivered to the Company. During this period, the Licensor shall use reasonable commercial efforts to resolve any issue identified by the Company. If the Licensor is not able to resolve any critical bug within [******] of the Company’s notification, the Licensor agrees to refund [******] to the Company.

(c) Royalty on Sales of Licensed Products (Article 6.2)

[******]

(d) Minimum Royalties (Article 6.3)

[******]

(e) Termination

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-001

Securities and Exchange Commission

October 15, 2010

The Agreements cannot be terminated unless there is a failure by either party to perform its contractual obligations, which primarily includes the Licensor’s obligation to deliver the specified technology and the Company’s obligation to make the required payments.

Accordingly, the Company’s obligation to make the remaining licensing fee payments and the minimum guaranteed royalty payments to the Licensor in full amounts is an unconditional purchase obligation if the Licensor has fulfilled all of its obligations under the Agreements.

3.	Payment of the $10 million obligation under the Agreements and the nature of the payment

The Company respectfully advises the Staff that the Company has made a total of [******] in payments related to the license fee as of June 30, 2010.

[******]

4.	Remaining payment obligation

The Company respectfully advises the Staff that there is a remaining payment obligation of [******].

The payment schedule for the license fee and the minimum royalties is as follows:

[******]

5.	The amount of underlying revenues in 2008 and 2009 related to the products incorporating the [******] technology

The Company respectfully advises the Staff that the Company has not incorporated the [******] technology it received under the Agreements in any of its products and consequently it has not sold any products incorporating such technology in 2008, 2009 and for the six months ended June 30, 2010.

6.	The nature of the significant assumptions underlying the valuations

The Company considered the guidance under ASC 360-10-20 and believes the Agreements qualify as a firm purchase commitment as they are binding on both parties and they are legally enforceable. Although the technology had not been delivered as of the end of 2008, the Licensor is required to deliver the licensed technology and the Company is legally and contractually obligated to make the required license fee and minimum royalties payments over the term of the Agreements. Given the significant market deterioration and operational losses suffered by the Company in 2008, the Company performed impairment assessment of its long-term assets and goodwill as well as an evaluation of the potential loss on its firm purchase commitment under the Agreements. The Company analyzed the [******] market, its pricing structure, existing competition, and associated cost (including licensing, royalty, engineering and product development, etc.) and applied an income approach to estimate the fair value of the intangible assets (license and technology) it was committed to acquire (measured as the present value of the future net cash flows that is directly attributable to the [******] products incorporating such technology) and compare it to the Company’s present value of contractual obligations under the Agreements. Based on the approach above, in the fourth quarter of 2008 the Company determined the present value of the

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-001

Securities and Exchange Commission

October 15, 2010

contractual obligations exceeded the estimated fair value of the intangible asset it was committed to acquire by approximately US$3.5 million and recorded a charge for this estimated loss. Please refer to the following table for the calculation of the loss:

[******]

Key assumptions underlying the management analysis and estimate of the fair value of the intangible assets the Company was committed to acquire is set forth below:

Key assumption	Description
Periods covered by the discounted cash flow model	Estimated useful life of this technology is 10 years.

Market size of [******] products in China	The Company estimated the market size of [******] products in China in conjunction with the market analysis report issued by [******], both of which are renowned independent IT research and analysis service providers.

The Company’s expected market share	The Company estimated its market share in [******] market by referencing its historical market share and growth in [******].

Average Selling Price (“ASP”) and unit cost

In determining the ASP and unit cost, the Company took into account the following factors:

•        The Company obtained from market current ASP for [******] products and applies the rate of price decline based on historical market trend;

•        The Company obtained current unit cost information from [******] and applied the rate of cost reduction in line with ASP decline.

Estimated working capital	Working capital turnover days were estimated using the Company’s historical turnover days in working capital as the Company’s planned business model for [******] would stay the same as those for [******].

Discount rate	The Company’s estimated discount rate considered market participant perspectives and factored in all of the risks associated with the project.

7.	The classification and recording of the US$3.5 million loss recorded as a provision for loss commitment

In March and May of 2008, the Company initially recorded the US$0.5 million licensing fee payment in other long-term asset with a corresponding credit of cash, under the assumption that the asset was recoverable as part of the investment in the yet-to-be delivered intangible assets. As discussed above, the

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-001

Securities and Exchange Commission

October 15, 2010

significant economic down in the fourth quarter of 2008 severely impacted the semiconductor industry and the Company experienced large operational losses. The market expectation for the [******] products, such as the growth, market share, selling price have all deteriorated significantly. Consequently, as part of the company-wide product and operational review in the fourth quarter of 2008, the Company concluded the Agreements represented an adverse purchase commitment and that there was a US$3.5 million loss related to this firm purchase agreement based on the income approach. Accordingly, the Company first provided a loss provision of US$0.5 million against the US$0.5 million payment recorded in other long-term assets and recorded the remaining US$3 million loss commitment as an accrued liability in the fourth quarter of 2008. As the Company had not yet received the related licensed technology or recorded the related payable, it recorded the adverse commitment as an accrued liability versus as a valuation allowance against the intangible assets.

The corresponding entries recorded in 2008 are as follows:

		(Amount in US$)

(a) Payment of license fee in 2008

Dr.	Other long-term asset	500,000
Cr.	Cash	(500,000)

(b) Recording of loss commitment in Q4, 2008

Dr.	Impairment loss for long-lived assets	500,000
Dr.	Provision for loss commitment	3,013,000
Cr.	Other long-term asset	(500,000)
Cr.	Accrued expenses	(3,013,000)

8.	The technology received in 2009 and the method and significant assumptions the Company used to value the asset

The Company respectfully advises the Staff that the Company accepted the final delivery of the [******] technology from the Licensor in [******] and obtained physical control and benefit of a working version of the technology, which would allow the Company to incorporate the technology into its products. The Company recorded US$4.8 million in intangible assets upon receipt, which represented the fair value of the technology received as calculated based on the methodology described above. This technology was amortized over a ten-year estimated useful life. As of December 31, 2009, net book value of this technology, after deducting the accumulated amortization, was approximately [******].

Beginning the third quarter of 2009, the global economy began its gradual recovery and the semiconductor industry also started to pick up. The Company’s business operation and financial performance improved significantly. With the improved market condition and the Company’s business operation, the Company remained committed to enter into the [******] market and continued to plan for the offering of its [******] products. As of December 31, 2009, there were [******] technologies accepted in the marketplace, including [******] technology. However, [******] technology has begun to expand its market leadership position over the [******] technology, although [******] was still a commercially viable technology at the time. Given the shifting of the market trend in the [******]

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-001

Securities and Exchange Commission

October 15, 2010

technology space, the Company performed its impairment assessment based on the valuation assumptions described, updated for 2009. The Company applied the same valuation approach and concluded no impairment provision was required as the present value of the future income that is directly attributable to the [******] products incorporating such technology exceeds the carrying value of the intangible asset for this technology as of December 31, 2009.

To facilitate the Staff’s review, the Company has included below the entries recorded in 2009 related to the scheduled payment and the receipt of the technology.

[******]

9.	Development of events related to the Agreements in the first half of 2010

In early 2010, as part of the Company’s periodic product and business performance review, and the drastic improvement in the Company’s traditional product line and improved gross margins for these products, the Company decided more resources should be devoted to its traditional product areas, such as [******] products rather than [******] products. Given the Company is prohibited from transferring the technology it received from the Licensor outright to other third parties, the Company began discussions with other interested parties to [******] produce, market and sell the [******] products. Although the [******] technology has continued its market share gain over the [******] technology, there is still market demand for the [******] product, and the [******] was commercially viable.

As the discussions continued into May and June 2010, it became increasingly clear that the [******] technology was rapidly losing market acceptance to the [******] technology. The market players in discussions were reluctant to make further investment to market the [******] products as the market demand of such products had dropped significantly, while [******] to continue market such products would not be commercially viable. Consequently, the [******] discussion was terminated in [******]. Considering the factors above, the Company believed these changes were a triggering event and reevaluated the recoverability if these intangible assets. [******] The facts and the analysis discussed above will be included in the Company’s Form 20-F for the year ending December 31, 2010.

Note 13. Accrued Expenses and Other Current Liabilities, page F-32

- Warranty, page F-33

9.	We note that you incurred significant warranty costs in 2008 and 2009 in relation to the warranty provision you recorded on new sales. Please explain to us in greater detail the nature of the increased warranty costs. Please explain to us how you determined the warranty provision for 2008 and 2009 including how you considered the warranty costs incurred in 2008 and 2009.

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-001

Securities and Exchange Commission

October 15, 2010

RESPONSE: In response to Staff comments, the Company presents the following table, which summarizes the warranty cost incurred for each product type for the years ended December 31, 2008 and 2009:

Type of products	Initial product release date	Product phase out timing (*)	2008	2009
SC6600D	June 2005	June 2009	[******]	[******]
SC6600M3E	July 2005	June 2009	[******]	[******]
SC6600I	May 2007	December 2009	[******]	[******]
SC6600H1/H2	December 2007	December 2009	[******]	[******]
SC8800D	October 2005	December 2009	[******]	[******]
Others			[******]	[******]
			1,439,691	1,037,938

*	Product phase out timing refers to the end of product life cycle when the Company no longer received regular sales orders for such product.

The significant warranty costs incurred in 2008 and 2009 were primarily attributed to the SC6600 series and SC8800D products listed above. Due to internal quality issues [******], these products had experienced significant product quality issues. [******]

For the years ended December 31, 2008 and 2009, the Company accrued the estimated cost of product warranty at the time revenue was recognized based on the Company’s historical experience, and adjusted the warranty accrual on a monthly basis. The amount of adjustment is determined on a product-by-product basis, and is calculated based on the Company’s sales under warranty period, historical product failure rate, expected cost of repair or replacement (including but not limited to usage of material and labor and service delivery costs), less the warranty amounts already incurred.

The following table summarizes the Company’s accrued warranty balances by types of products as of December 31, 2008 and 2009.

Type of products	December 31, 2008	December 31, 2009
SC6600 series and SC8800D series	[******]	[******]
Other product types	[******]	[******]
	537,209	136,239

The Company offers one-year warranty on all of its products and given that these specific defective products were phased out in 2009, the Company expects the warranty costs related to these products to diminish and expects warranty costs to be minimal in the future.

Beginning in early 2009, the Company implemented various quality control measures to improve the product quality for its new types of products. These measures include increasing the product testing force, working more closely with customers at the product research and development stage and involving the Company’s semiconductor manufacturers earlier and more frequently to refine the product design. These measures have largely improved product quality and stabilized the warranty costs related to the Company for the subsequent products to less than 0.5% of total sales. For the first half of 2010, warranty costs incurred amounted to US$437,482, or 0.4% of revenue, of which US$140,568 was related to sales recorded in 2009.

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-001

Securities and Exchange Commission

October 15, 2010

Exhibits 21.1 and 12.2

10.	We note the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 131-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

RESPONSE: The Company respectfully notes the Staff’s comment and will revise the certifications in future filings accordingly.

11.	Further, we note that in paragraph 1 of the certifications you did not identify the company as required by Instruction 12 to the exhibits to Form 20-F. In paragraphs 4 and 4(a) you removed the ‘s’ from Rules and did not include and end parenthesis and a semi-colon. Please revise future filings so that the certification is consistent with the instructions to the exhibits to Form 20-F.

RESPONSE: The Company respectfully notes the Staff’s comment and will revise the certifications in future filings accordingly.

* * * * * * *

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-001

Securities and Exchange Commission

October 15, 2010

In addition, pursuant to the Staff’s request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any questions or comments regarding this letter to the undersigned at (650) 565-3883 or via facsimile at (650) 493-6811.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation /s/ Valerie Barnett
Valerie Barnett, Esq.

cc:	Ida Zhu, Spreadtrum Communications, Inc.

Shannon Gao, Spreadtrum Communications, Inc.

Carmen Chang, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Eva Wang, Esq., Wilson Sonsini Goodrich & Rosati, P.C.